UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

FRANKLIN TOWERS ENTERPRISES, INC.
(Name of Issuer)

Shares of Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

(CUSIP Number)

Kelly Fan
President
Franklin Towers Enterprises, Inc.
5 Ash Drive, Center Barnstead
New Hampshire 03225
(702) 966-0436

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Kelly Fan

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
United States

Number of	7. Sole Voting Power
Shares Beneficially	-7,600,000-
Owned By Each	8. Shared Voting Power
Reporting	-0-
Person	9. Sole Dispositive Power
-7,600,000-
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,600,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
95% of the issued and outstanding shares of common stock

14. Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

Security:  Common Shares, par value $0.001 per share

Issuer:	Franklin Towers Enterprises, Inc. 5 Ash Drive, Center Barnstead New Hampshire 03225

Item 2. Identity and Background

(a) The name of the person filing this statement: Kelly Fan (the “Reporting Person”).

(b) The business address of the Reporting Person is: c/o Franklin Towers Enterprises, Inc., 5 Ash Drive, Center Barnstead, New Hampshire 03225.

(c) The present principal occupation of the Reporting Person is serving as the President, Chief Executive Officer, Secretary, Treasurer and Director of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The consideration given by the Reporting Person for the issuance of 7,600,000 shares of common stock on March 23, 2006, consisted of services rendered to the issuer by the Reporting Person having a value equal to $7,600.

Item 4. Purpose of Transaction

On March 23, 2006 the Reporting Person was issued 7,600,000 shares of the common stock of the Issuer pursuant to a resolution of Issuer dated March 23, 2006. Such shares were issued for the purpose of compensating the Reporting Person for services rendered to the issuer.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 8,000,000 issued and outstanding shares of common stock. The Reporting Person owns 7,600,000 shares (representing 95%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2006

/s/ Kelly Fan
Name: Kelly Fan

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).